EXHIBIT 99.3
Media Release
Rio Tinto to acquire Mitsubishi’s 11.65% stake in Boyne
aluminium smelter
11 June 2024
Rio Tinto has agreed to acquire Mitsubishi Corporation’s 11.65% interest in Boyne Smelters Ltd (BSL), which owns and operates the Boyne Island aluminium smelter in Gladstone, Australia.
On completion of this transaction, and the recent agreement to acquire Sumitomo Chemical
Company’s 2.46% interest in BSL, Rio Tinto’s interest in BSL will increase to 73.5%.
The acquisition, which is for an undisclosed price, is subject to various conditions precedent, including approval from Australia’s Foreign Investment Review Board, and is expected to be finalised in the second half of 2024.
Rio Tinto looks forward to continuing to work with its remaining BSL joint venture partners and other stakeholders on securing a competitive low-carbon future for its Gladstone operations.
After completion of the two transactions, the BSL joint venture partners will be: Rio Tinto (73.5%), YKK
Aluminium (9.50%), UACJ Australia (9.29%) and Southern Cross Aluminium (7.71%).
Contacts
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Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Wei Wei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
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